FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER, 2003

ADRIAN RESOURCES LTD. (File #: 0-26296)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Interim Financial Statements For the Period Ended October 31, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

ADRIAN RESOURCES LTD.

(Registrant)

Date: January 5, 2004                                                 By:  “Chet Idziszek”

                                                                                               Its:President

                                                                                                     (Title)

ADRIAN RESOURCES LTD.

#2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772, Fax:  (604) 331-8773

January 5, 2004

SECURITIES AND EXCHANGE COMMISSION                               VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.

20549

Dear Sir or Madam:

RE:

Adrian Resources Ltd. – (File #0-26296)

Form 6-K

On behalf of Adrian Resources Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ADRIAN RESOURCES LTD.

Signed:  “Chet Idziszek”

Per:

Chet Idziszek

President

Enclosures

cc:

Standard & Poor’s Corporation (w. 3 copies)

OTC/BB Filings, Attention:  Pam Morris

Gowling Lafleur Henderson Attn:  Rod McKeen

ADRIAN RESOURCES LTD.

FINANCIAL STATEMENTS

Nine months ended October 31, 2003

(Unaudited – Prepared by Management)

ADRIAN RESOURCES LTD.

(An exploration stage company)

Consolidated Balance Sheets As At

(Expressed in Canadian Dollars, Unaudited)

	October 31, 2003	January 31, 2003

ASSETS
Current Assets:
Cash and cash equivalents	$ 1,099,862	$ 222,024
Receivables	56,663	34,496
Prepaid expenses	8,802	15,022
	1,165,327	271,542

Capital assets	46,142	56,340
Performance bond – restricted cash	724,045	868,758

	$ 1,935,514	$ 1,196,640

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 51,428	$ 81,260
Other accrued liabilities	46,986	46,986
Total current liabilities	98,414	128,246

Shareholders’ Equity
Capital stock
Authorized
100,000,000 common shares without par value
Issued
41,897,876 (January 31, 2003 – 33,340,543) common shares	49,955,507	48,842,442

Contributed surplus	116,511	48,290

Deficit	(41,946,529)	(41,533,949)
	8,125,489	7,356,783
Treasury stock, at cost	(6,288,389)	(6,288,389)
Repurchased, not cancelled – 1,660,200 common shares	1,837,100	1,068,394
	$ 1,935,514	$ 1,196,640

Going concern (note 1)

Approved by the Board of Directors

      “Chet Idziszek”                     Director                            “James G. Stewart”         Director

ADRIAN RESOURCES LTD.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

For the periods ended October 31

(Expressed in Canadian Dollars, Unaudited )

	Three Months Ended October 31, 2003	Three Months Ended October 31, 2002	Nine Months Ended October 31, 2003	Nine Months Ended October 31, 2002

EXPENSES
Accounting and legal	$ 57,219	$ 1,671	$ 70,780	$ 16,939
Bank charges and interest	245	71	601	411
Consulting fees	8,913	-	8,913	-
Depreciation	3,436	4,616	10,198	13,696
Filing fees	25,341	459	39,338	19,732
Insurance	-	-	-	900
Investor relations	2,451	63	4,285	2,281
Office administration	2,745	145	8,147	1,360
Property – Petaquilla	27,485	-	36,869	20,753
Rent	7,642	8,412	23,952	25,234
Shareholder information	4,053	159	9,964	13,182
Transfer agent’s fees	4,290	2,564	10,172	8,649
Wages and benefits	20,374	709	31,034	2,190
	164,194	18,869	254,253	125,327

OTHER INCOME (EXPENSE)
Interest income	14,403	16,725	46,670	53,041
Foreign exchange loss	(51,610)	(16,503)	(136,776)	(21,825)
Stock-based compensation	(68,221)	-	(68,221)	(19,303)
	(105,428)	222	(158,327)	11,913

Loss for the period	(269,622)	(18,647)	(412,580)	(113,414)

Deficit - Beginning of period	(41,676,907)	(41,414,614)	(41,533,949)	(41,319,847)

Deficit – End of period	$(41,946,529)	$(41,433,261)	$(41,946,529)	$(41,433,261)

Loss per share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.00)

ADRIAN RESOURCES LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended October 31

(Expressed in Canadian Dollars, Unaudited)

	Three Months Ended October 31, 2003	Three Months Ended October 31, 2002	Nine Months Ended October 31, 2003	Nine Months Ended October 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$ (269,622)	$ (18,647)	$ (412,580)	$ (113,414)
Items not affecting cash
Amortization of discount on bond included in interest income	(2,878)	(3,403)	(8,971)	(10,166)
Depreciation	3,437	4,616	10,198	13,696
Foreign exchange on bond	47,716	11,252	116,918	16,123
Stock-based compensation	68,221	-	68,221	19,303
Change in non-cash operating working capital items:
Prepaid expense	319	173	6,220	231
Receivables	(18,546)	(7,520)	(22,167)	(9,961)
Accounts payable and accrued liabilities	(84,386)	(2,708)	(29,832)	(3,815)
	(255,739)	(16,237)	(271,993)	(88,003)

CASH FLOWS FROM FINANCING ACTIVITY:

Net proceeds from issuance of capital stock	1,113,065	-	1,113,065	-

CASH FLOWS FROM INVESTING ACTIVITY:

Bond amortization payment received	(2,326)	-	36,766	44,009

Increase (decrease) in cash and cash equivalents	855,000	(16,237)	877,838	(43,994)

Cash and cash equivalents - Beginning of period	244,862	164,900	222,024	192,657

Cash and cash equivalents - End of period	$ 1,099,862	$ 148,663	$ 1,099,862	$ 148,663

ADRIAN RESOURCES LTD.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (unaudited)

For the nine months ended October 31, 2003

1.         Going concern

At October 31, 2003, the Company has working capital of $1,066,913, which together with the proceeds from the private placement subsequent to October 31, 2003 (Note 7a), management believes will be sufficient to meet the Company’s general and administrative expenses and expenditures on the Petaquilla Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These interim consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

2.       Interim unaudited consolidated financial statements

These interim consolidated financial statements do not contain all the information required for the annual financial statements and should be read in conjunction with the financial statements for the year ended January 31, 2003.

3.        Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.        Capital Stock

The Company’s authorized share capital consists of 100,000,000 common shares without par value and 20,000,000 preferred shares without par value.

	Number of Shares	Amount

Balance, January 31, 2003	33,340,543	$ 48,842,442
Private Placement (a)	8,333,333	1,079,465
Exercise of stock options	224,000	33,600
Balance, October 31, 2003	41,897,876	$ 49,955,507

ADRIAN RESOURCES LTD.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (unaudited)

For the nine months ended October 31, 2003

a)

On September 24, 2003, the Company closed a non-brokered private placement of 8,333,333 units at a price of $0.15 per unit to generate proceeds of $1,079,465 (net of share issue costs of $45,535 and finder’s fees of $125,000).  Each unit consists of one common share and one half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.25 per share up to September 24, 2005.  In connection with this private placement, the Company has paid finder’s fees totaling $125,000 and issued broker’s warrants entitling the purchase of up to 300,000 shares of the Company at a price of $0.25 per share up to September 24, 2005.

b)

In September 2003, the Company granted 1,180,000 stock options with an exercise price of $0.25 per share expiring September 24, 2008.  Included in stock options granted during the nine months ended October 31, 2003 are 450,000 stock options granted to consultants and non-employees.  Total stock-based compensation for the fair value of stock options granted to consultants and non-employees recognized during the nine months ended October 31, 2003 was $68,221.

The Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options.  Under this method, no compensation expense was recognized when the stock options were granted.  Had compensation been determined based on the fair value of the options, additional compensation expense would have been recorded as follows:

Loss for the period Reported Pro-forma	$ (412,580) (523,250)
Basic and diluted loss per share Reported Pro-forma	$ (0.01) (0.02)

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest Expected dividend yield Expected stock price volatility Expected option life in years	3.86% - 79.16% 5 years

Option pricing models require the input of highly subjective assumptions including expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

ADRIAN RESOURCES LTD.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (unaudited)

For the nine months ended October 31, 2003

5.

Related Party Transactions

a)

The Company incurred the following costs with companies related by way of common directors:

	2003	2002
Consulting fees	$ 8,913	$ -
Legal fees	46,750	-
Legal – Share issue costs	36,000	-
Office and rent	11,215	25,234
	$ 102,878	$ 25,234

(b)

As at October 31, 2003, accounts payable includes $26,775 due to related parties.

6.

Segmented Information

The Company has one operating segment, the exploration and development of mineral  resource properties, principally in Latin America.    As at October 31, 2003, all fixed assets were held in Canada.

7.

Subsequent Event

a)

On November 18, 2003, the Company closed a non-brokered private placement of 6,666,666 units at a price of $0.15 per unit to generate proceeds of $1,000,000.  Each unit consists of one common share and one half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.25 per share up to November 18, 2005.  In connection with this private placement, the Company has paid finder’s fees totaling $100,000.

b)

Subsequent to October 31, 2003, the Company issued 255,000 shares and received proceeds of $38,250 pursuant to the exercise of stock options.

ADRIAN RESOURCES LTD.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE NINE MONTHS ENDED OCTOBER 31, 2003

The Company’s business is the acquisition, exploration, exploration management, development and sale of mineral properties.  Since its acquisition of an interest in its Petaquilla Property in Panama in 1992, the Company's primary focus has been exploring and developing the Petaquilla Property.    In January 1998, a bankable final feasibility study on the Petaquilla Property was completed by H.A. Simons Ltd. on behalf of Teck Corporation (“Teck”).  Teck has the right to acquire one-half of the Company's interest in the Petaquilla Property by funding the Company's share of the cost of placing Petaquilla into production.  Teck is entitled to elect and has elected to defer, for one further year, its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of the Company's interest in Petaquilla.  The deferral is based on Teck's view that current depressed copper prices and the expectation that the copper over-supply situation will continue to necessitate delaying a production decision.

During the period, the Company arranged a non-brokered private placement of 14,999,999 units at a price of $0.15 per unit to generate gross proceeds of $2,250,000.  This placement closed as to 8,333,333 units during the three months ended October 31, 2003 and the balance closed subsequent to the end of the period.  The proceeds from this placement will be used primarily to fund the Company’s obligations with respect to its Petaquilla property and the costs of exploration of other gold and base metal exploration properties in Panama

OPERATIONS AND FINANCIAL CONDITION

At October 31, 2003, the Company had total assets of $1,935,514 as compared with $1,196,640 at January 31, 2003.  This increase is primarily attributable to the sale of share capital.  Working capital at October 31, 2003 increased to $1,066,913 from working capital of $143,296 at January 31, 2003 as a result of the sale of share capital.  The Company's largest cash outflow in the three and nine month periods ended October 31, 2003 was as a result of general and administrative expenses of $164,194 and $254,253, respectively.  During the three and nine month periods ended October 31, 2002 the Company’s largest cash outflow was as a result of general and administrative expenses of $18,869 and $125,327, respectively.

During the three and nine month periods ended October 31, 2003, the Company recorded interest income of $14,403 and $46,670, respectively, a foreign exchange loss of $51,610 and $136,776, respectively, and stock-based compensation of $68,221.  During the three and nine month periods ended October 31, 2002, the Company recorded interest income of $16,725 and $53,041, respectively, a foreign exchange loss of $16,503 and $21,825, respectively, and stock-based compensation of nil and $19,303, respectively.

Expenses for the three month period ended October 31, 2003 were $164,194, up from $18,869 for the three month period ended October 31, 2002 due principally to Petaquilla expenditures and filing fees, accounting and legal costs as a result of the Company’s financing activities.  During the three month period ended October 31, 2003, the Company paid or accrued a total of $91,663 to parties not at arm’s length to the Company.  These payments were comprised of consulting fees of $8,913 and legal fees of $82,750 paid or accrued to companies with directors in common.  The net loss for the three month period ended October 31, 2003 was $269,622 or $0.01 per share, as compared with a net loss for the three month period ended October 31, 2002 of $18,647 or $0.00 per share.

Expenses for the nine month period ended October 31, 2003 were $254,253, up from $125,327 for the nine month period ended October 31, 2002 due primarily to the Company’s financing activities. During the three month period ended October 31, 2003, the Company paid or accrued a total of $102,878 to parties not at arm’s length to the Company.  These payments were comprised of consulting fees of $8,913, legal fees of $82,750 and rent and office costs of $11,215 paid or accrued to companies with directors in common.  The net loss for the nine month period ended October 31, 2003 was $412,580 or $0.01 per share as compared with a net loss for the nine month period ended October 31, 2002 of $113,414 or $0.00 per share.

CAPITAL STOCK

During the three and nine month periods ended October 31, 2003, the Company issued 8,333,333 units at a price of $0.15 per unit to generate gross proceeds of $1,250,000.  Each unit consists of one common share of the Company and one half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.25 per share until September 24, 2005. In connection with this private placement, the Company paid finders’ fees totalling $125,000 and to issued a broker’s warrant entitling the purchase of up to 300,000 shares of the Company at a price of $0.25 per share up to September 24, 2005.

LIQUIDITY AND CAPITAL RESOURCES

In management’s view, given the nature of the Company’s activities, which consist of the acquisition, exploration, exploration management, development, and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years.

The Company’s mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  The Company will require additional financing during the upcoming fiscal year for general and administrative expenses and to fund its share of the costs of maintaining the Petaquilla Property pending a production decision by Teck.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company’s mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the timing of any production decision on its Petaquilla Property which, in turn, will be substantially determined by the price of copper.

SUBSEQUENT EVENT

Subsequent to the end of the period, the Company completed a non-brokered private placement of 6,666,666 units at a price of $0.15 per unit to generate gross proceeds of $1,000,000.  Each unit consists of one common share of the Company and one half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.25 per share up to November 18, 2005.